UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Hawker Pacific Aerospace

(Exact name of registrant as specified in its charter)

11240 Sherman Way
Sun Valley, CA 91352
(818) 765-6201

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value per share

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

     Approximate number of holders of record as of the certification or notice date: One (1)*

* On April 5, 2002, Lufthansa Technik AG and LHT Acquisition Corporation completed their tender offer for the outstanding common shares of the registrant not previously owned by Lufthansa Technik AG. As a result of the tender offer, Lufthansa Technik AG and LHT Acquisition Corporation collectively owned approximately 96.5% of the outstanding common shares of the registrant. On April 12, 2002, Lufthansa Technik AG contributed all its common shares of the registrant to LHT Acquisition Corporation. On April 15, 2002, LHT Acquisition Corporation merged with and into the registrant. Pursuant to the merger, all outstanding shares of common stock of the registrant not tendered in the tender offer and not held by Lufthansa Technik AG or LHT Acquisition Corporation were converted into the right to receive $3.25 per share. Upon the merger becoming effective, the one (1) outstanding share of common stock of LHT Acquisition Corporation was converted into one (1) outstanding share of common stock of the registrant. Lufthansa Technik AG holds the one outstanding share of common stock of the registrant. No other shares of common stock are outstanding.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Hawker Pacific Aerospace has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 16, 2002	/s/ James R. Bennett

	By:	James R. Bennett
	Title:	Chief Financial Officer and Secretary